MOONPRENEUR INC (DBA, MOONSHOT JUNIOR)

2021 Report

Dear investors,

Key Updates:

In spite of the market meltdown and summer vacation after two years of COVID (most of the families were traveling), we were able to realize 45% higher revenues in Q2 vs. Q1.

The focus of Q2 was to get capital efficient, reduction in burn rate, improvement of gross margin etc. and we were able to achieve several things including:

Increase in the Innovator Program fee: We've increased our pricing from Q1, 2022 (about $950/year after discount) to $1349/year (after discounts), which is providing our significant improvement in contribution margin. Based on the latest data, this new pricing is well accepted by our target audience and so far we haven't seen any noticeable change in the number of enrollments.

Improvement in Gross Margin: Gross Margin for the Innovator program was 0.25% in Q1, which we improved to 19%+ in Q2 and should further improve to 40%+ in Q3 (with a goal of ~70% by 2024)

Reduction in burn rate: We brought it down to under $60K/month in Sep, 2022 (we're working to reduce it further in Q3/Q4)

We've replaced the last 3 months (goto market, from Moonfunded.com to Moonbattle.com, which is scalable and less expensive to deliver, where we'll be moving Moonfunded to Pre-Incubator program, which will bring higher gross margins). Moonbattle is also our growth hack to bring down customer acquisition costs in a revolutionary way.

Launched custom LMS (Learning Management System) with Zoom integration, auto notifications, auto reporting (via email) to parents, recorded sessions, assignment creation and submissions, batch management, staff assignment, and a lot more.

We need your help!

Recommending our innovator program for individuals/groups (free trials could be found at: https://moonpreneur.com/book-a-free-trial

Sincerely,

Alok Jain

Co-founder, CEO

Our Mission

In five years, we hope to be at: Revenue: $100M+ 700+ employees globally 70,000 students 1000-2000 new products launched by our students trained for own businesses B2B - Serving our teaching methodology to many after schools, charter schools, private schools, with a possible franchisee model. Stretch Goal: We will have a database on student learning patterns, able to guide them for college, reduce drop-off rate. These projections cannot be guaranteed.

See our full profile

How did we do this year?

Report Card

A-

The Good

- Worked hard on achieving LTV/CAC > 3, and on track to hit 3+ number by Dec, 2022
- Started year with a negative gross margin and will achieve 50%+ gross margin by Dec, 2022
- Brought burn rate significantly down and will hit <$30,000 monthly burn by end of this year.

The Bad

- Summer enrollment was softer than expected as most of the parents were traveling (post-Covid), this picked up with the school opening
- Had to postpone working with the Federal School system post series A, as that was causing distraction.
- Given current market conditions, postponing series A to Q2/Q3 next year (hence the bridge)

2021 At a Glance

January 1 to December 31

$463,683 +129%	-$1,439,189	$597,222 +23X
Revenue	Net Loss	Short Term Debt
$1,668,949	$290,000	
Raised in 2021	Cash on Hand As of 09/27/22	

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Moonpreneur is redefining the way young minds learn, absorb knowledge, and apply the same. Our goal is to equip every inquisitive kid capable of innovating or leading a change with the right set of knowledge and tools. Through our patent-pending SaaS-based Product 1st (outcome-focused) learning model, we aim to nurture the hidden talent of children, inspire interest in STEAM and Entrepreneurship, and help make them ready for college admission and future of workforce.

In five years, we hope to be at:

Revenue: $100M+
700+ employees globally
70,000 students
1000-2000 new products launched by our students
trained for own businesses
B2B - Serving our teaching methodology to many after schools, charter schools, private schools, with a possible franchisee model.
Stretch Goal: We will have a database on student learning patterns. able to guide them for college, reduce drop-off rate.

These projections cannot be guaranteed.

Milestones

Moonshot Junior, Inc was incorporated in the State of Delaware in November 2019.

Since then, we have:

- Revolutionary patent-pending experiential learning subscription program. 40% QoQ growth & 3-4yrs LTV

- $100K+ in monthly revenues (MRR), with cash flow positive in Q1, 2023 ($1.7M+ ARR by the end of 2022) (not guaranteed).

- Raised over $3.5M so far (via Wefunder & Angels).

- Our students have launched products on Kickstarter, amazon, app store, NFTs and became entrepreneurs

- The founding team built multiple successful tech companies in Silicon Valley and beyond.

- Guided by many entrepreneurs as investors/advisors who have themselves built/exited $100M+ companies

- We've delivered our programs to over 2000 students in the last 18 months. Strong growth.

Historical Results of Operations

Our company was organized in November 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2021, the Company had revenues of $463,683 compared to the year ended December 31, 2020, when the Company had revenues of $202,316.46. Our gross margin was 87.46% in fiscal year 2021, compared to 85.82% in 2020.

- *Assets*. As of December 31, 2021, the Company had total assets of $2,099,281, including $1,158,892 in cash. As of December 31, 2020, the Company had $493,232.02 in total assets, including $41,982.42 in cash.

- *Net Loss*. The Company has had net losses of $1,439,189 and net losses of $272,669.66 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities*. The Company's liabilities totaled $3,945,685 for the fiscal year ended December 31, 2021 and $797,965.94 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $549,140 in debt, $104,547 in convertibles, and $2,082,801 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 16 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Moonshot Junior. Inc cash in hand is $290,000, as of September 2022. Over the last three months, revenues have averaged $85,000/month, cost of goods sold has averaged $40,000/month, and operational expenses have averaged $130,000/month, for an average burn rate of $85,000 per month. Our intent is to be profitable in 16 months.

We're growing revenues 40%+ QoQ, our COGS were over 90% in 2022, Q1 which came down to 45% by end of Q3 and we're on a trajectory to hit COGS under 40% in the next few months. At this time we've worked significantly on our customer acquisition and can grow profitably.

Our revenues in September, 2022 is already over $95,000 and we're growing it 40% QoQ. By end of 2022, we plan to hit over $1M in overall revenues (and $1.7M+ ARR). Over next 3-6 months our expenses will be in between $400K to $800K.

We are not profitable. Our current burn rate is about $60,000 per month, which will come down to under $30,000 by end of December. We'll be cash flow positive by March, 2023. We anticipate we'll need to raise $300,000 to reach profitability.

Our current burn is under $60K/mo., which will come down to under $30K by end of December. We plan to raise capital outside of Wefunder via individual angels and/or institutions. Presently we've enough cash (along with growing revenues) to survive over the next 12 months.

Net Margin: -310% **Gross Margin: 87%** **Return on Assets: -69%** **Earnings per Share: -$179,898.63** **Revenue per Employee: $6,182** **Cash to Assets: 55%** **Revenue to Receivables: 1,673%** **Debt Ratio: 188%**

Moonshot_Junior_Inc_2021_Financial_Statements_Final.pdf

Reviewed_FS__2020_and_2019_Moonshot__2_.pdf

We ❤ Our 129 Investors

Thank You For Believing In Us

Imran Razak	Tre Baker	Christian Shelton	Florin Badita	Brett Holt	Shari Johnson	Stan Michael Kramarz
Jordan Wahbeh	Vinod Kumar	Deepak Goyal	Harsh Bhasin	Keiji Denoki	Himanshu Aggarwal	Priyanka Sharma
Shubham Jain	Uttara Kumar Verma	Jess Javier	Yogi Patel	Ross Willard	Anil Sunny	Arun Kalmanje
Bharat Patel	Robert Liu	Marc Goldner	Judy J. Okazaki	Todd Wilms	Uttara Kumar Verma	Priyanka Sharma
Jignesh Rajgor	Priyanka Sharma	Hector Senoslain	Uttara Kumar Verma	Jessica Denean Anderson	Priyanka Sharma	Sheila Burrell
Richie Singh	Shubhangi Wakodikar	Richie Singh	Shikha Jhureley	Shailesh Chauhan	Trishant Kohli	Ajay Kapse
Rajnish Kumar	Suraj Mhatre	Ashish Khare	Ramnaresh GUPTA	Mehul Shah	John Brooks	Vishal Brahmbhatt
Sachin Nachad	Matthew J. Paronto	Ravi Kant Jindal	Michael Stutman	Ernest Iseminger	Sovik Kumar Nath	Aditya Jain
Suhas Aote	Vishwas Jain	Amruta Khot	Ashish Jain	Rajeshwari Verma	Tushar Mittal	Rimzim Jain
Soumi Pandey	Pashupatinath Pandey	Imrat Jain	Supriya Jain	Deepika Mittal	Tulika Bhojwani	Varun BHOJWANI
Soumi Pandey	Pashupatinath Pandey	Rangoly Jain	Shveta Jaiin	Richard A Bailey	Vaibhav Jain	Bharat Gupta
Deepti Gupta	Manjula Jain	Kavita Chaudhary	Navin Sejwal	Anthony Runnels	Devanshi B	Supriya Mittal
Nezamur Mollah	Beatriz E. Jimenez	Shrabani Jain	Nikhil Dogra	Frank Fernandez	Bharathi Nanjappa	Archna Vohra
Jeff Sendbo	Vishwas Jain	Chirag Patel	Kristin Gallagher	Shikha Jhureley	Ernest Iseminger	Jake Stratton
Ed Durant	Suchai Gumtrontip	Yixin Guo	Abhishek Rathi	Ryan Cristal	Nikhil Dogra	Dipak Kumar
Vixhwas Jain	Trishant Kohli	Rajiv Thaker	Surendra Krishnan	Raj Pandey	Vishal Brahmbhatt	Ravinder P Singh
Bhore Bhakti	Surendra Krishnan	Sonu Sehgal	Rajeshwari Verma	Sheldon Ramjattan	Christophe Martins	Ric Jose Napigkit
Janki Kashyap	Nam Nguyen	Dennis A Dauenhauer	Kalde Johar	Nagesh Verma	Omorie Mckell	Joseph Scott
Ravi Mohan Vuppala	Shveta Jaiin	Sudharsan Elamparithi				

Thank You!

From the Moonpreneur Inc (DBA, Moonshot Junior) Team



Alok Jain
Co-founder, CEO



Vishal Malhotra
Co-founder, COO & CTO



Vikas Shukla
Co-founder & Chief Innovation Officer



Ken Burke
Advisor
Founder, EntrepreneurNOW! Sold his company Market Live at $100 Million.



Upen Varanasi
Investor and Advisor
CEO & Co-founder of Riversand Technologies, Houston Master's Degree in Mechanical Engineering, University of Missouri-Rolla



Deepak Jain
Investor and Advisor
CEO & Founder, Swych, Inc. Global Head of Payments, Finalbr



Gaurav Pant
VP of Operations
Co-founder and CEO, Om Sharnam



Uttara Kumar Verma
Gamification Head
Co-creator Moonpreneur, Founder-Anatik Technologies

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Alok Jain	CEO @ Moonshot Junior, Inc	2019

Officers

OFFICER	TITLE	JOINED
Alok Jain	CEO	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Alok Jain	7,700,000 Common Stock	93.1%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
01/2020	$10,000	Safe	Section 4(a)(2)
03/2020	$20,000		Section 4(a)(2)
03/2020	$20,000		Section 4(a)(2)
03/2020	$20,000		Section 4(a)(2)
04/2020	$5,000	Safe	Section 4(a)(2)
04/2020	$20,000		Section 4(a)(2)
05/2020	$10,000	Safe	Section 4(a)(2)
05/2020	$8,000		Section 4(a)(2)
06/2020	$10,220	Safe	Section 4(a)(2)
06/2020	$20,000	Safe	Section 4(a)(2)
08/2020	$10,000	Safe	Section 4(a)(2)
12/2020	$393,402	Safe	Section 4(a)(2)
12/2020	$24,547		Section 4(a)(2)
01/2021	$295,000	Safe	Section 4(a)(2)
02/2021	$45,000	Safe	Section 4(a)(2)
03/2021	$116,000	Safe	Section 4(a)(2)
04/2021	$405,000	Safe	Section 4(a)(2)
07/2021	$390,000	Safe	Section 4(a)(2)
01/2022	$125,499		4(a)(6)
01/2022	$31,420	Safe	Regulation D, Rule 506(c)
01/2022	$129,501	Safe	Section 4(a)(2)
02/2022	$2,258	Safe	Regulation D, Rule 506(c)
03/2022	$254,829		Section 4(a)(2)
04/2022	$35,000	Safe	Section 4(a)(2)
05/2022	$208,286		4(a)(6)
05/2022	$100,000	Safe	Section 4(a)(2)
05/2022	$50,000	Safe	Section 4(a)(2)
08/2022	$9,311		Section 4(a)(2)
08/2022	$7,000		Section 4(a)(2)
08/2022	$270,000		Section 4(a)(2)
09/2022	$25,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
03/01/2020	$20,000	5.0%	20.0%	$6,000,000	02/28/2023
03/02/2020	$20,000	5.0%	20.0%	$6,000,000	03/02/2023
03/15/2020	$20,000	5.0%	20.0%	$6,000,000	03/14/2023
04/08/2020	$20,000	5.0%	20.0%	$6,000,000	03/15/2023
12/31/2020	$24,547	5.0%	20.0%	$12,000,000	12/31/2023

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
SBA	05/29/2020	$8,000	$7,000	3.75%	05/29/2050	Yes
Alok Jain	03/31/2022	$254,829	$254,830	5.0%	12/31/2023	Yes
Bank Of America	08/31/2022	$9,311	$9,311	18.0%		Yes
Moonshot Junior India Pvt Ltd	08/31/2022	$7,000	$7,000	0.0%		Yes
Alok Jain	08/31/2022	$270,000	$275,813	5.0%		Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	20,000,000	8,565,610	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	2,102,084

Risks

Product-based learning (PBL), though very powerful has it's own challenges when it comes to scaling. Though we've mapped out overall processes, how we'll take this to 50,000s of students may be an area of slight risk as well.

Being a tech platform and a product-first company, we have to consistently grow and update our platform so our students can make the best out of our program and product. Failure to grow may negatively impact our business.

Rapid technological change is the norm today. As we offer education in technology and teach our students about the latest technological advancements, we have to continuously adapt to the changing technologies and evolve ourselves so that we can help them learn the same. Failure to adapt may negatively impact our business.

As the world starts focusing more on entrepreneurship and innovation, in the future some countries may decide to offer similar courses as part of their mainstream curriculum. This may pose a challenge for us to stay relevant in such markets.

We cater to students in 5+ countries currently and growing. Therefore, we face a challenge where each country has its own unique education system, culture, and ethnic specialties. We, as a company, have to adapt to the education system and other factors and change our offerings accordingly.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Moonshot Junior, Inc

- Delaware Corporation
- Organized November 2019
- 75 employees

735 Saratoga ave
None
San Jose CA 95129

http://www.moonpreneur.com

Business Description

Refer to the Moonpreneur Inc (DBA, Moonshot Junior) profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Moonpreneur Inc (DBA, Moonshot Junior) is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.